EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fidelity National Information Services, Inc.:

We consent to the use of our report dated May 9, 2005, except as to notes 13(c) and note 14, which are as of September 30, 2005, and note 13(d), which is as of February 1, 2006, with respect to the combined balance sheets of Fidelity National Information Services, Inc. as of December 31, 2004 and 2003, and the related combined statements of earnings, equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference and the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in accounting for stock-based employee compensation effective January 1, 2003.

/s/ KPMG LLP

Jacksonville, FL
February 1, 2006